Exhibit 99.1
MANDATE
THE BANK OF NOVA SCOTIA
BOARD OF DIRECTORS
     The Board of Directors (the “Board”) of The Bank of Nova Scotia (the “Bank”) has the responsibilities and duties as outlined below:
1.	Responsible for the stewardship of the Bank.

2.	To supervise the management of the business and affairs of the Bank.

3.	To perform such duties and approve certain matters as may be required by:
•	the Bank Act and the regulations thereunder;

•	the Canada Deposit Insurance Corporation Act;

•	the Office of the Superintendent of Financial Institutions and its regulations;

•	and other applicable legislation and regulations including those of the Ontario Securities Commission, the other Canadian Securities Administrators and the Toronto and New York Stock Exchanges.
4.	To oversee the Bank’s strategic direction, organizational structure and succession planning of senior management (including appointing, training and monitoring senior management).

5.	To adopt a strategic planning process and approve, on an annual basis, a strategic plan for the Bank, which takes into account, among other things, the opportunities and risks of the business.

6.	To identify the principal business risks and review and approve key policies and practices, particularly in the areas of credit, capital, market risk management, investment, liquidity, structural, fiduciary, internal control, corporate governance and operational risk and ensure the implementation of appropriate systems to manage those risks.

7.	To ensure that the Board receives from senior management the information and input required to enable the Board to effectively perform its duties.

8.	To ensure the integrity of the Bank’s internal controls and management information systems.

9.	To review and approve all material transactions.

10.	To review the performance of the Bank on a consolidated basis and approve all annual and quarterly financial statements and the declaration of dividends.

11.	To the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other senior officers and that the Chief Executive Officer and other senior officers create a culture of integrity throughout the organization.

12.	To approve the appointment and compensation of executive management and training and monitoring senior management.

13.	To develop the Bank’s approach to corporate governance and its corporate governance principles and guidelines.

14.	To advise and counsel the President and Chief Executive Officer.

15.	On the recommendation of the Corporate Governance and Pension Committee, to appoint directors or recommend nominees for election to the Board at the Annual Meeting of shareholders.

16.	From its membership, to appoint a non-executive Chairman of the Board or Lead Director.

17.	To establish committees of the Board, delegate the appropriate responsibilities to those said committees, and appoint the Chairs for committees of the Board.

18.	To conduct and act upon annual assessments and evaluations of the board, committees of the Board and individual directors.

19.	To adopt a communications policy for the Bank.

20.	To ensure that there is an ongoing, appropriate and effective process in place for ensuring adherence to the Bank’s Guidelines for Business Conduct.

21.	To establish procedures and provide disclosure of a contact to receive feedback from stakeholders of the Bank and communications to the independent directors as a group.

22.	To establish appropriate structures and procedures to enable the Board to function independently of management.
This mandate was last revised and approved by the Board on June 26, 2007.